SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)

Banc of California, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

05990K106

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: David W. Ghegan, Esq. Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216 (404) 885-3000

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 05990K106	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,023,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,023,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,085
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,085

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05990K106	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,200,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,200,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.28%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 9 of 17 Pages

Item 1.	Security and Issuer

This Amendment No. 2 to the Schedule 13D relates to the voting common stock, par value $0.01 per share (the “Common Stock”), of Banc of California, Inc., a Maryland corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 18500 Von Karman Avenue, Suite 1100, Irvine, California 92612.

Item 2.	Identity and Background

This Amendment No. 2 to the Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Amendment No. 2 to the Schedule 13D are collectively referred to as the “Patriot Financial Group.” The Joint Filing Agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Amendment No. 2 to the Schedule 13D.

(a)- (c) The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (“Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (“Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP is to serve as the general partner of and manage the Funds. The principal business of Patriot LLC is to serve as the general partner of and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d) During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 05990K106	13D	Page 10 of 17 Pages

(e) During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 10, 2013, the Funds purchased 1,509,450 shares of Common Stock at a cost of approximately $20.0 million from the Company pursuant to a Securities Purchase Agreement, dated December 3, 2013, between the Company and the Funds (the “December Securities Purchase Agreement”). The December Securities Purchase Agreement is included as Exhibit 2 to this Amendment No. 2 to Schedule 13D.

On May 15, 2014, the Funds purchased 91,115 shares of Common Stock in the open market at a cost of approximately $0.9 million.

The aforementioned purchases were made with working capital of the Funds obtained from a line of credit. The line of credit was then repaid with proceeds from investor capital calls in the normal course of business. The same source of funds will be used for the purchases pursuant to the October Securities Purchase Agreement (as defined in Item 4).

Item 4. Purpose of Transaction

On April 22, 2014, the Funds entered into a Securities Purchase Agreement (the “April Securities Purchase Agreement”) with the Company whereby the Company agreed to issue and sell to the Funds and the Funds agreed to purchase from the Company, a number of shares of Common Stock, that would result in an aggregate purchase price of $10 million, subject to certain adjustments.

On September 4, 2014, the Funds provided the Company with notice that they were exercising their option pursuant to Section 2(a) of the April Securities Purchase Agreement to purchase additional shares of Common Stock so that the percentage of the outstanding shares of Common Stock collectively owned by the Funds immediately following the closing of the investment contemplated by the April Securities Purchase Agreement would equal 9.9% ownership in the Company.

The purchase price per share to be paid by the Funds pursuant to the April Securities Purchase Agreement (the “Purchase Price Per Share”) was the lesser of (i) $11.50 and (ii) the lowest price at which the Company, after the date of the April Securities Purchase Agreement and prior to the closing of the April Securities Purchase Agreement, issued and sold or agreed to issue and sell (x) any share of Common Stock or any other class of stock that is substantially the economic equivalent of the Common Stock (a “Common Stock Equivalent”) or (y) any securities, rights, options or warrants convertible, exchangeable or exercisable for Common Stock or a Common Stock Equivalent, would have been deemed to have a price per share of Common Stock or Common Stock Equivalent equal to the sum of (A) the price per security, right, option or warrant or right divided by the number of shares of Common Stock or Common Stock Equivalent for which it was convertible, exchangeable or exercisable and (B) any additional consideration payable per share of Common Stock or Common Stock Equivalent in connection with such conversion exchange or exercise.

CUSIP No. 05990K106	13D	Page 11 of 17 Pages

The April Securities Purchase Agreement provided the Funds and the Company the right to terminate the Agreement if the closing had not occurred by October 31, 2014.

On October 30, 2014, the Funds, together with Patriot Financial Partners II, L.P., a Delaware limited partnership (“Patriot Fund II”) and Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (“Patriot Parallel Fund II” and together with the Patriot Fund II and the Funds, the “Purchasing Funds”) entered into a Securities Purchase Agreement (the “October Securities Purchase Agreement”) with the Company, which provides that, at the closing of the sale of shares contemplated thereby, the Purchasing Funds will simultaneously purchase from the Company (i) 1,076,000 shares of Common Stock at a price of $9.78 per share and (ii) 824,000 shares of Common Stock at a price of $11.55 per share, for an aggregate purchase price of $20,040,480 that is allocated among the Purchasing Funds as follows:

Purchasing Fund	Number of shares at $9.78 per share	Number of shares at $11.55 per share	Total number of shares
Patriot Fund	211,821	162,212	374,033
Patriot Parallel Fund	36,592	28,022	64,614
Patriot Fund II	681,899	522,198	1,204,097
Patriot Parallel Fund II	145,688	111,568	257,256

In consideration for the Purchasing Funds’ commitment under the October Securities Purchase Agreement, the Company agreed to pay to the Purchasing Funds at the closing of the sale of shares contemplated thereby an equity support payment of $538,000, plus reimbursement of the Purchasing Funds’ reasonable expenses.

The October Securities Purchase Agreement contains customary representations and warranties from the Company and the Purchasing Funds. The parties have also agreed to customary closing conditions and covenants, and the Company has undertaken certain customary indemnification obligations set forth in the October Securities Purchase Agreement.

Pursuant to the October Securities Purchase Agreement, the April Securities Purchase Agreement was terminated in its entirety. The closing of the sale of shares contemplated by the October Securities Purchase Agreement is expected to occur substantially concurrently with the consummation of the transactions contemplated by the Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”), dated April 22, 2014, between the Company and Banco Popular North America as previously reported by the Company on its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2014, which is expected to occur on November 7, 2014.

CUSIP No. 05990K106	13D	Page 12 of 17 Pages

On October 30, 2014, the Funds and the Company also entered into a Settlement Agreement and Release (the “Settlement Agreement”) in order to resolve, without admission of any wrongdoing by either party, a prior dispute regarding, among other things, the proper interpretation of certain provisions of the April Securities Purchase Agreement, including but not limited to the computation of the Purchase Price Per Share (the “Dispute”). Pursuant to the Settlement Agreement, the Funds and the Company released any claims they may have had against the other party with respect to the Dispute. In addition, the Funds and the Company also agreed for the period beginning on the date of the Settlement Agreement and ending on December 31, 2016, that neither the Funds nor the Company would disparage the other party or its affiliates.

The Funds also agreed for the period beginning on the date of the Settlement Agreement and ending on December 31, 2016, not to:

(i) institute, solicit, assist or join, as a party, any proxy solicitation, consent solicitation, board nomination or director removal relating to the Company against or involving the Company or any of its subsidiaries, affiliates, successors, assigns, directors, officers, employees, agents, attorneys or financial advisors; take any action relative to the governance of the Company that would violate its passivity commitments or vote the shares of Common Stock held or controlled by it on any matters related to the election, removal or replacement of directors or the calling of any meeting related thereto, other than in accordance with management’s recommendations included in the Company’s proxy statement for any annual meeting or special meeting;

(ii) form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Stock, or solicit proxies or written consents of shareholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Common Stock, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or assist, encourage or advise any person in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any Common Stock; or

(iii) enter into any negotiations, agreements, arrangements or understandings with any person with respect to any of the foregoing or advise, assist, encourage or seek to persuade any person to take any action with respect to any of the foregoing.

The shares of Common Stock currently owned by the Patriot Financial Group were previously acquired, and additional shares will be acquired pursuant to the October Securities Purchase Agreement, for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any. The Patriot Financial Group is engaged in the investment business and in the ordinary course of business reviews and analyzes various factors affecting the companies whose securities they own, including the Company. Notwithstanding the foregoing, the Patriot Financial Group may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Patriot Financial Group, and other factors that the Patriot Financial Group may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities they now hold or hereafter acquire as set forth above or otherwise.

CUSIP No. 05990K106	13D	Page 13 of 17 Pages

Except to the extent the foregoing may be deemed a plan or proposal, Patriot Financial Group has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Patriot Financial Group may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The October Securities Purchase Agreement, the Settlement Agreement and the Purchase and Assumption Agreement are included as Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Amendment No. 2 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

The percentages used in this Amendment No. 2 to Schedule 13D are based upon 28,023,701 outstanding shares of Common Stock as of September 30, 2014, as provided in Section 5(b)(29) of the October Securities Purchase Agreement.

(a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 1,023,479 shares, or 3.65%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 177,085 shares, or 0.63%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 1,200,564 shares, or 4.28%, of the outstanding Common Stock.

CUSIP No. 05990K106	13D	Page 14 of 17 Pages

(c) In the last 60 days, the Funds made the following sales of Common Stock in the open market.

		Number of	Price
Entity	Date	Shares Sold	Per Share	Gross Proceeds

Patriot Fund	9/5/2014	1,268	$12.04	$15,264
Patriot Parallel Fund	9/5/2014	219	$12.04	$2,636
Patriot Fund	9/8/2014	5,450	$12.03	$65,581
Patriot Parallel Fund	9/8/2014	941	$12.03	$11,323
Patriot Fund	9/9/2014	85	$12.05	$1,024
Patriot Parallel Fund	9/9/2014	15	$12.05	$181
Patriot Fund	9/10/2014	674	$12.03	$8,108
Patriot Parallel Fund	9/10/2014	116	$12.03	$1,395
Patriot Fund	9/12/2014	4,836	$12.04	$58,206
Patriot Parallel Fund	9/12/2014	835	$12.04	$10,050
Patriot Fund	9/15/2014	8,018	$11.83	$94,859
Patriot Parallel Fund	9/15/2014	1,385	$11.83	$16,386
Patriot Fund	9/17/2014	171	$12.03	$2,057
Patriot Parallel Fund	9/17/2014	29	$12.03	$349
Patriot Fund	9/18/2014	15,348	$12.04	$184,758
Patriot Parallel Fund	9/18/2014	2,652	$12.04	$31,925
Patriot Fund	9/19/2014	17,646	$12.12	$213,813
Patriot Parallel Fund	9/19/2014	3,048	$12.12	$36,932
Patriot Fund	9/23/2014	124,281	$11.88	$1,476,483
Patriot Parallel Fund	9/23/2014	21,469	$11.88	$255,056

Total		208,486	$11.93	$2,486,386

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this filing, other than (i) the Joint Filing Agreement, attached as Exhibit 1 hereto, (ii) the December Securities Purchase Agreement, attached as Exhibit 2 hereto, (iii) the October Securities Purchase Agreement, attached as Exhibit 3 hereto, (iv) the Settlement Agreement, attached as Exhibit 4 hereto, and (v) a Confidentiality and Non-Disclosure Agreement dated September 11, 2013 between the Company and Patriot Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over any securities of the Company except that in February 2014, the Funds obtained a loan in order to fund a distribution to their limited partners and all the publicly traded securities held by the Funds at such time, including the shares of Common Stock, were pledged as collateral for such loan. Descriptions of the December Securities Purchase Agreement, the October Securities Purchase Agreement and the Settlement Agreement are provided in Item 4 of this Amendment No. 2 to Schedule 13D.

CUSIP No. 05990K106	13D	Page 15 of 17 Pages

Item 7. Material to Be Filed as Exhibits

1	Joint Filing Agreement, dated as of December 10, 2013, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch*

2	Securities Purchase Agreement dated December 3, 2013 (1)

3	Securities Purchase Agreement dated October 30, 2014 (2)

4	Settlement and Release Agreement dated October 30, 2014

5	Purchase and Assumption Agreement dated April 22, 2014, between the Company and Banco Popular North America (3)

_______________

* Previously filed.

(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.
(2)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on October 30, 2014.
(3)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on April 25, 2014.

CUSIP No. 05990K106	13D	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

CUSIP No. 05990K106	13D	Page 17 of 17 Pages

EXHIBIT INDEX

No.	Exhibit

1

Joint Filing Agreement, dated as of December 10, 2013, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch.*

2	Securities Purchase Agreement dated December 3, 2013 (1)

3	Securities Purchase Agreement dated October 30, 2014 (2)
4	Settlement and Release Agreement dated October 30, 2014

5	Purchase and Assumption Agreement dated April 22, 2014, between the Company and Banco Popular North America (3)

____________________

*	Previously filed.
(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.
(2)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on October 30, 2014.
(3)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on April 25, 2014.

Exhibit 4

EXECUTION VERSION

Settlement Agreement and release

This Settlement Agreement and Release (this “Agreement”) is made this 30th day of October, 2014 (the “Effective Date”), by and among Banc of California, Inc., a Maryland corporation (“BANC”), Patriot Financial Partners, L.P., a Delaware limited partnership (“Patriot I”) and Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (together with Patriot I, the “Investor”) (each of BANC and the Investor a “Party” and, collectively, the “Parties”).

recitals

WHEREAS, the Parties entered into a Securities Purchase Agreement, dated as of April 22, 2014 (the “SPA”), pursuant to which BANC agreed, subject to the terms and conditions set forth therein, to sell to the Investor shares of its voting common stock, par value $0.01 per share (the “Common Stock”);

WHEREAS, subsequent to their entry into the SPA, the Parties have disputed, among other things, the proper interpretation of certain provisions of the SPA, including but not limited to the computation of the Purchase Price Per Share (as defined in the SPA) (the “Dispute”);

WHEREAS, the parties have agreed to terminate the SPA and have entered into a separate Securities Purchase Agreement, dated as of the date hereof (the “SPA II”), pursuant to which BANC agreed, subject to the terms and conditions set forth therein, to sell to the Investor shares of its Common Stock;

WHEREAS, the parties have each incurred expense in connection with the Dispute, and each wishes to avoid the potential for incurring additional expense related to the Dispute or other disagreements that may arise out of the purchase of Common Stock under the SPA II;

WHEREAS, no monetary payment of any kind has been made or promised in connection with this Agreement; and

WHEREAS, in order to avoid the costs and uncertainties that otherwise might arise in connection with the resolution of the Dispute, the Parties, without admission of any wrongdoing, wish to settle all disputes, claims and matters that have arisen or may arise out of the Dispute or the subject matter thereof.

agreement

NOW, THEREFORE, based on the foregoing recitals, and in consideration of the mutual covenants, promises, and agreements reflected herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.                  Definitions. In addition to terms otherwise defined in this Agreement, the following terms shall have the meanings set forth below:

(a)                The term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Exchange Act.

(b)               The terms “Beneficial Owner” and “Beneficially Own” shall have the meaning set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act. The terms “Economic Owner” and “Economically Own” shall have the same meanings as “Beneficial Owner” and “Beneficially Own,” except that a person will also be deemed to Economically Own and to be the Economic Owner of (i) all Voting Securities which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional, and (ii) all Voting Securities in which such person has any economic interest, including, without limitation, pursuant to a cash settled call option or other derivative security, contract or instrument in any way related to the price of Voting Securities.

(c)                The terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(d)               The term “Voting Securities” shall mean the Common Stock and any other securities of BANC entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

2.      Release.

(a)                Upon the execution of this Agreement, BANC and each of its respective assigns and affiliates, and all present and former employees, officers, owners, shareholders, directors, members, subsidiaries, beneficiaries and agents and any other person or entity acting or purporting to act on its behalf, will be deemed to have expressly and unconditionally released, acquitted, and forever discharged the Investor and each of its respective assigns and affiliates, and all present and former employees, officers, owners, shareholders, directors, managers, members, principals, subsidiaries, beneficiaries and agents and any other person or entity acting or purporting to act on its behalf, from any and all claims, demands, causes of action, actions, suits, promises, damages, liabilities and judgments whatsoever, whether known or unknown, in law or equity, which BANC shall or may have for, upon or by reason of any matter, cause or thing against the Investor pertaining to the Investor’s actions with respect to the Dispute or the SPA before the Effective Date.

(b)               Upon the execution of this Agreement, the Investor and each of its respective assigns and affiliates, and all present and former employees, officers, owners, shareholders, directors, members, subsidiaries, beneficiaries and agents and any other person or entity acting or purporting to act on its behalf, will be deemed to have hereby expressly and unconditionally released, acquitted, and forever discharged BANC and each of its respective assigns and affiliates, and all present and former employees, officers, owners, shareholders, directors, managers, members, principals, subsidiaries, beneficiaries and agents and any other person or entity acting or purporting to act on its behalf, from any and all claims, demands, causes of action, actions, suits, promises, damages, liabilities and judgments whatsoever, whether known or unknown, in law or equity, which the Investor shall or may have for, upon or by reason of any matter, cause or thing against BANC pertaining to BANC’s actions with respect to the Dispute or the SPA before the Effective Date.

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(c)                Notwithstanding the foregoing, and for the avoidance of doubt, nothing in the preceding subparagraphs 2(a) and 2(b) shall release claims any Party may have for breach of this Agreement or the SPA II.

3.                  Non-Disparagement or Interference by the Investor. For a period beginning on the date hereof and ending on December 31, 2016, the Investor shall not, and shall cause its affiliates and its and their officers, directors, principals and managers not to, in any manner, directly or indirectly,

(a)                make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement or announcement, including in any document or report filed with or furnished to the SEC or any governmental entity or regulatory authority or through the press, media, analysts or other persons, that disparages, criticizes, calls into disrepute, defames or slanders, or otherwise constitutes an ad hominem attack on, BANC, or BANC’s subsidiaries, affiliates, successors, assigns, officers (including any person who serves at any time on or following the date of this Agreement as an officer), directors (including any person who serves at any time on or following the date of this Agreement as a director, other than solely in that person’s capacity as a director of a company unrelated to and unaffiliated with BANC), employees, agents, attorneys, financial advisors or other representatives, or any of BANC or BANC’s subsidiaries’ initiatives, offerings or services in any manner; provided, however, that such restriction shall apply to agents, attorneys, financial advisors, or other representatives solely in their capacity as representatives or agents of BANC or its subsidiaries. The limitations set forth in this Paragraph 3(a) shall not prevent the Investor or any of its affiliates from responding to any statement made by BANC or any of its affiliates or its or their officers or directors of the nature described in Paragraph 4(a) of this Agreement if such statement was made in breach of this Agreement;

(b)               institute, solicit, assist or join, as a party, any proxy solicitation, consent solicitation, board nomination or director removal relating to BANC against or involving BANC or any of its subsidiaries, affiliates, successors, assigns, directors, officers, employees, agents, attorneys or financial advisors; take any action relative to the governance of BANC that would violate its passivity commitments or vote the shares of Common Stock held or controlled by it on any matters related to the election, removal or replacement of directors or the calling of any meeting related thereto, other than in accordance with management’s recommendations included in BANC’s proxy statement for any annual meeting or special meeting;

(c)                form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities, or solicit proxies or written consents of shareholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Voting Securities, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or assist, encourage or advise any person in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any Voting Securities; or

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(d)               enter into any negotiations, agreements, arrangements or understandings with any person with respect to any of the foregoing or advise, assist, encourage or seek to persuade any person to take any action with respect to any of the foregoing.

4.                  Non-Disparagement or Interference by BANC. For a period beginning on the date hereof and ending on December 31, 2016, BANC shall not, and shall cause its affiliates and its and their officers and directors not to, in any manner, directly or indirectly,

(a)                make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement or announcement, including in any document or report filed with or furnished to the SEC or any governmental entity or regulatory authority or through the press, media, analysts or other persons, that disparages, criticizes, calls into disrepute, defames or slanders, or otherwise constitutes an ad hominem attack on, the Investor, or the Investor’s subsidiaries, affiliates, successors, assigns, partners, principals, officers (including any person who serves at any time on or following the date of this Agreement as an officer), directors (including any person who serves at any time on or following the date of this Agreement as a director), employees, agents, attorneys, financial advisors or other representatives, or any of the Investor’s initiatives, offerings or services in any manner; provided, however, that such restriction shall apply to agents, attorneys, financial advisors, or other representatives solely in their capacity as representatives or agents of the Investor or its subsidiaries. The limitations set forth in this Paragraph 4(a) shall not prevent BANC or any of its affiliates from responding to any statement made by the Investor or any of its affiliates or its or their officers, directors, principals, or managers, of the nature described in Paragraph 3(a) of this Agreement if such statement was made in breach of this Agreement;

(b)               institute, solicit, assist or join, as a party, any proxy solicitation, consent solicitation, board nomination or director removal relating to the Investor against or involving the Investor or any of its subsidiaries, affiliates, successors, assigns, officers, partners, principals, employees, agents, attorneys or financial advisors; or

(c)                enter into any negotiations, agreements, arrangements or understandings with any person with respect to any of the foregoing or advise, assist, encourage or seek to persuade any person to take any action with respect to any of the foregoing.

5.                  Authority. Each person signing this Agreement hereby represents and warrants that he or she is duly authorized to execute and deliver this Agreement and to bind the respective Party thereto. Each of the Parties to this Agreement hereby represents and warrants that (a) such Party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such Party is a party or by which such Party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such Party.

6.                  No Admissions. Nothing contained in this Agreement, including the grant of release as set forth in Paragraph 2 of this Agreement, is to be construed as an admission of liability, fault or wrongdoing or any fact or condition indicating any wrongdoing by any Party with respect to any released claim or an admission as to the merit of any settled claim. Nothing contained in this Agreement or anything said or communicated in the course of negotiating this Agreement may be offered in any proceeding as evidence of any liability or wrongdoing by any Party or any merit or lack of merit of any released or settled claim; provided, however, that this Agreement and all communications and statements made in connection herewith may be introduced in any proceeding to enforce any of the terms of this Agreement.

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7.                  Confidentiality. This Agreement and all documents, communications, drafts and other materials of any kind relating to the negotiation of this Agreement (collectively, “Settlement Information”), shall be and remain confidential and shall not be disclosed to any other person, except (i) with the specific written consent of both Parties; (ii) as required by a court or other governmental body, or as otherwise required by law (including, but not limited to, the reporting and disclosure requirements applicable to such Party under federal securities laws, provided that any such disclosure required under federal securities laws will first be provided to the other Party in advance and subject to such other Party’s reasonable review and comment), or to enforce the terms of this Agreement, provided, however, that if a Party receives a subpoena or other process or order requiring production of Settlement Information, such Party shall promptly notify the other Party so that each Party has a reasonable opportunity to object to such subpoena, process or order, it being understood that the Party objecting to disclosure shall have the burden of defending against such subpoena, process or order and the Party receiving the subpoena, process or order shall be entitled to comply with it except to the extent the objecting Party is successful in obtaining an order modifying or quashing it; (iii) to legal counsel of or for the Parties; and (iv) to officers, members, partners, employees, directors, agents, accountants, banks, insurers, reinsurers, auditors, tax advisors, tax authorities, attorneys, regulators, investors, and other advisors or consultants of the Parties, so long as such disclosure is for a legitimate business purpose and any such person (other than any regulator or governmental authority) agrees, unless otherwise required by law, to maintain the confidentiality of the Settlement Information.

8.                  Release of Unknown Claims. Each of the Parties acknowledges that it has been advised by its attorneys concerning, and is familiar with, California Civil Code Section 1542 and expressly waives any and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to the provisions of the California Civil Code Section 1542, including that provision itself, which reads as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH, IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Parties acknowledge that inclusion of the provisions of this Paragraph 8 to this Agreement was a material and separately bargained for element of this Agreement.

9.                  Legal Fees and Costs. Each of the Parties shall pay its own respective costs and attorneys’ fees incurred with respect to this Agreement.

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10.              Amendment, Modification and Waiver. This Agreement may be amended, modified, or supplemented only by a written instrument signed on behalf of each of the Parties hereto. No delay on the part of any Party in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power, or privilege, or any single or partial exercise of any such right, power, or privilege, preclude any further exercise thereof or the exercise of any other such right, power, or privilege.

11.              Voluntary and Knowing Participation; Representation by Counsel; Mutual Drafting. The Parties agree that they have entered into this Agreement freely and voluntarily, with no duress or coercion, after consulting with independent legal counsel of their choosing; have had an adequate opportunity to make whatever investigation or inquiry they deemed necessary or desirable in connection herewith; have participated jointly in the negotiation and drafting of this Agreement; and hereby waive the application of any law, regulation, holding, presumption, or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

12.              Good Faith, Fair and Reasonable Agreement. Each Party appreciates, understands, and agrees to all of the terms of this Agreement, acknowledges that this Agreement is made in good faith and is fair and reasonable, and is fully satisfied with the settlement set forth herein.

13.              Headings. Headings of the Paragraphs of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.

14.              Interpretation. When a reference is made in this Agreement to a Paragraph, such reference shall be to a Paragraph of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “and” and “or” shall be deemed to mean “and/or.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

15.              Governing Law. This Agreement shall be construed, interpreted, and governed by the laws of the State of California, excluding its conflict of law rules.

16.              Notices. All notices required or permitted to be sent under this Agreement will be sent by email and first class mail to:

As to BANC:	John Grosvenor, Esq.

General Counsel

Banc of California

18500 Von Karman Ave., Suite 1100

Irvine, CA 92612

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With a copy to:

Matthew M. Guest, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd St.

New York, NY 10019

As to the Investor:

Patriot Financial Partners, L.P.

Cira Centre

2929 Arch Street

27th Floor

Philadelphia, Pennsylvania 19104-2868

Patriot Financial Partners, L.P.

Cira Centre

2929 Arch Street

27th Floor

Philadelphia, Pennsylvania 19104-2868

With a copy to:

David W. Ghegan, Esq.

Troutman Sanders LLP

600 Peachtree Street NE – Suite 5200

Atlanta, Georgia 30308

17.              Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

18.              Execution. Delivery of executed signature pages in one or more counterparts and by facsimile or PDF by each Party to all other Parties shall be sufficient to render this Agreement effective in accordance with its terms.

19.              Specific Performance. The Parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that in addition to other remedies the other Party shall be entitled to at law or equity or pursuant to this Agreement, the other Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state or federal courts located in Los Angeles County, California. In the event that any action shall be brought to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law and each Party agrees to waive any bonding requirement under any applicable law.

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20.              Entire Agreement. This Agreement constitutes the entire and exclusive agreement between the Parties pertaining to the subject matter hereof and supersedes any and all prior or contemporaneous agreements, understandings, promises, representations, warranties, covenants, negotiations and discussions, whether oral or written, whether express, implied or apparent in connection with the subject matter hereof. No supplements or modifications or waivers or terminations of this Agreement shall be binding unless executed in writing by the Party to be bound.

[signature page followS]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

bANC OF CALIFORNIA, INC.		INVESTOR:

PATRIOT FINANCIAL PARTNERS, L.P.
By:	/s/ John C. Grosvenor
Name:	John C. Grosvenor
Title:	Executive Vice President and General Counsel	By:	/s/ W. Kirk Wycoff
		Name:	W. Kirk Wycoff
		Title:	Managing Partner

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

		By:	/s/ W. Kirk Wycoff
		Name:	W. Kirk Wycoff
		Title:	Managing Partner

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